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CONTACTS:

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
LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Eliza Walsh                         Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel:   (416) 599-0024               Tel: (212) 370-5045
Email:  ir@lorusthera.com           Email: eliza@mcipr.com              Email:  jennifer@mcipr.com
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  LORUS THERAPEUTICS PRESENTS AT BIO-EUROPE INTERNATIONAL PARTNERING CONFERENCE

   -Lorus also presents to German companies through Canadian sponsored event-



TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, NOVEMBER 18, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that Lorus will present a review of its oncology pipeline at 2:15 p.m. on Tuesday, November 18, 2003 at Bio-Europe 2003 in Frankfurt, Germany.

Bruce Rowlands, senior advisor, will give a presentation that will highlight the company's clinical programs, and outline the significant progress Lorus has made during the past year. Currently, Lorus has one Phase I clinical trial in the US, four Phase II clinical trials in the US and Canada, and a pivotal Phase III registration clinical trial in pancreatic cancer in North America and Europe.

Lorus will also be participating in the Canadian government sponsored partnering meeting, which presents Canadian biotechnology companies to German pharmaceutical companies to facilitate international partnership opportunities. Seventeen Canadian companies will be participating, including Lorus.

The annual Bio-Europe Conference provides a forum where international representatives in the biotechnology, pharmaceutical, and financial sector can meet to initiate and develop partnerships. The success of Bio-Europe is based on three major components: partnering, presentations, and expert workshops and panels.

                                     (more)


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About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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